The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2024

Pricing Supplement dated November  , 2024

(To Prospectus dated September 9, 2022 and

Prospectus Supplement dated September 9, 2022)

THE BANK OF NEW YORK MELLON CORPORATION

Rule 424(b)(2) File No. 333-261575

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate/Floating Rate)

$    % Fixed Rate/Floating Rate Callable Senior Notes Due 20

Trade Date: November  , 2024

Original Issue Date: November  , 2024

Principal Amount: $

Net Proceeds (Before Expenses) to Issuer: $

Price to Public:    % plus accrued interest, if any, from November  , 2024

Commission/Discount:    %

Agent’s Capacity:  ☒ Principal Basis  ☐ Agency Basis

Maturity Date: November  , 20

Fixed Rate Period: November  , 2024 to but excluding November  , 20

Floating Rate Period: November  , 20  to but excluding November  , 20

Interest Payment Dates with Respect to the Fixed Rate Period: Semi-annually on the    day of May and November of each year, commencing May  , 2025 and ending on November  , 20

Interest Rate with Respect to the Fixed Rate Period:    % per annum

Day Count Convention with Respect to the Fixed Rate Period: 30/360

Interest Payment Dates with Respect to the Floating Rate Period: Quarterly on the    day of February, May, August and November of each year, commencing on February  , 20

Interest Rate with Respect to the Floating Rate Period: Compounded SOFR (as defined in the Prospectus Supplement), as determined in accordance with the provisions set forth in the Prospectus, Prospectus Supplement and this Pricing Supplement, plus the Spread. In no event will the Interest Rate for any Floating Rate Period Interest Period be less than the Minimum Interest Rate.

Floating Rate Period Interest Period: (i) the period from and including any Interest Payment Date (or with respect to the initial Floating Rate Interest Period during the Floating Rate Period only, from and including November  , 20  ) to, but excluding, the next succeeding Interest Payment Date; (ii) in the case of the last such period, the period from and including the Interest Payment Date immediately preceding the Maturity Date to, but excluding, the Maturity Date; or (iii) in the event of any redemption of the Notes, from and including the Interest Payment Date immediately preceding the applicable redemption date to, but excluding, such redemption date.

Base Rate or Benchmark during the Floating Rate Period: Compounded SOFR

Floating Rate Period Spread: +    basis points

Minimum Interest Rate: 0%

Day Count Convention with Respect to the Floating Rate Period: Actual/360

Business Day Convention: With respect to the Fixed Rate Period, including the Interest Payment Date occurring on November  , 20  , following, unadjusted. If any Interest Payment Date with respect to Fixed Rate Period interest falls on a day that is not a Business Day, the payment of interest will be made on the next succeeding Business Day, and no additional interest will accrue on account of such postponement. With respect to the Floating Rate Period, excluding the Interest Payment Date occurring on November     , 20  , modified following, adjusted. If any Interest Payment Date with respect to Floating Rate Period interest falls on a day that is not a Business Day (other than an Interest Payment Date that is also the Maturity Date or a redemption date, if applicable), such Interest Payment Date will be postponed to the following Business Day, except that, if the next Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date or a redemption date, if applicable, falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no additional interest will accrue from and after the Maturity Date or redemption date, as applicable.

Redemption Provisions: As described below

Authorized Denominations: $2,000 and integral multiple of $1,000 in excess thereof

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	☒	Book Entry

	☐	Certificated

Redemption:	☐	The Notes cannot be redeemed prior to maturity

	☒	The Notes may be redeemed prior to maturity

Repayment:	☒	The Notes cannot be repaid prior to maturity

	☐	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐ Yes ☒ No

Optional Redemption and Optional Repayment: With respect to the Notes, the section in the accompanying Prospectus Supplement titled “Description of the Medium-Term Notes—Optional Redemption and Optional Repayment” is amended by replacing the first paragraph of that section with the following:

The Notes will be redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after May  , 2025 (or, if any additional Notes are issued after November , 2024, beginning six months after the last issue date for such additional Notes) and to, but excluding, November  , 20  (the “First Par Call Date”), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus    basis points less (b) interest accrued to, but excluding, the date of redemption, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On the First Par Call Date, the Notes will be redeemable at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date. On and after     , 20 , the Notes will be redeemable at the option of the Company, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Any redemption of the Notes at the option of the Company will be in a minimum amount of $2,000 and in integral multiples of $1,000 in excess thereof, and on written notice given to the holders thereof not less than 5 nor more than 30 calendar days prior to the date of redemption and in accordance with the provisions of the Senior Indenture. If any Note is redeemed in part, a new Note of like tenor for the unredeemed portion and otherwise having the same terms as the partially redeemed Note will be issued in the name of the holder upon presentation and surrender of the partially redeemed Note.

For purposes of the foregoing provisions relating to the optional redemption of the Notes prior to the First Par Call Date, the following definitions shall apply:

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable:

(1)	the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the First Par Call Date (the “Remaining Life”); or

(2)

if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the First Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or

(3)	if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life.

For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third Business Day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the First Par Call Date, as applicable.

If there is no United States Treasury security maturing on the First Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the First Par Call Date, one with a maturity date preceding the First Par Call Date and one with a maturity date following the First Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the First Par Call Date. If there are two or more United States Treasury securities maturing on the First Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities—Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture—Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: The Company believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “United States Federal Income Tax Consequences” for a discussion of the United States federal income tax consequences of investing in the Notes.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the prospectus supplement.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Citigroup Global Markets Inc.	$
RBC Capital Markets, LLC	$
SMBC Nikko Securities America, Inc.	$
Samuel A. Ramirez & Company, Inc.	$
BNY Mellon Capital Markets, LLC	$

Total:	$

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in one business day, referred to as “T+1”, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes more than one business day before the Original Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $    for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.